April 2007

Selected Financial Data

The following tables present selected historical information relating to our financial condition and results of operations for the past five years. The following data should be read in conjunction with our consolidated financial statements.

	December 31,
Summary Balance Sheet Data:	2006	2005	2004	2003	2002
	amounts in thousands

Investment in Discovery Communications, Inc.	$3,129,157	3,018,622	2,945,782	2,863,003	2,816,513
Goodwill	$2,074,789	2,133,518	2,135,446	2,130,897	2,104,705
Total assets	$5,870,982	5,819,236	5,564,828	5,396,627	5,373,150
Stockholders’ equity	$4,549,264	4,575,425	4,347,279	4,260,269	3,617,417

	Years ended December 31,
Summary Statement of Operations Data:	2006	2005	2004	2003	2002
	amounts in thousands, except per share amounts

Net revenue	$688,087	694,509	631,215	506,103	539,333
Operating income (loss)(1)	$(115,137)	(1,402)	16,935	(2,404)	(61,452)
Share of earnings (losses) of Discovery	$103,588	79,810	84,011	37,271	(32,046)
Net earnings (loss)(1)	$(46,010)	33,276	66,108	(52,394)	(129,275)
Basic and diluted earnings (loss) per common share(2)	$(0.16)	0.12	0.24	(0.19)	(0.46)

(1)	Includes impairment of goodwill and other long-lived assets of $93,402,000 and $83,718,000 for the years ended December 31, 2006 and 2002, respectively.

(2)	Basic and diluted net earnings (loss) per common share is based on (1) 280,199,000 shares, which is the number of shares issued in the spin off, for all periods prior to the spin off and (2) the actual number of weighted average outstanding shares for all periods subsequent to the spin off.

Stock Performance Graph

The following graph sets forth the performance of our Series A common stock and our Series B common stock for the period beginning July 21, 2005 and ended December 31, 2006 as compared to the S&P Media Index and the Nasdaq Stock Market Index. The graph assumes $100 originally invested on July 21, 2005 and that all subsequent dividends were reinvested in additional shares.